Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Two Rivers Financial Group, Inc.

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

Questions and Answers for our employees
concerning our recent merger announcement

Overview

On October 30, 2025, First Mid Bancshares, Inc. (First Mid) (NASDAQ: FMBH) and Two Rivers Financial Group, Inc. (Two Rivers) (OTCQX: TRVR) were pleased to announce that Two Rivers will become part of First Mid, headquartered in Mattoon, IL. We anticipate the transaction between the two organizations will close in Q1 2026 and completion of the bank merger and systems conversion will occur in Q2 2026. Combining banks means expanded services for Two Rivers customers. After the transaction is complete, and we begin to integrate our organizations, customers will receive additional information about any changes to their current accounts which may affect them.

Why are we combining our banks?

This combination creates a larger organization that will broaden and strengthen the products and services available to our customers, including insurance and wealth offerings. Along with First Mid’s expanded infrastructure and larger geographic footprint, a higher lending limit from the combined organization will provide significant growth and enhanced opportunities for the customers and communities we serve. First Mid has a like-minded focus on commitment to community and is a fit both culturally and strategically for our customers, employees, and shareholders.

Who is First Mid?

First Mid Bancshares, Inc. is the parent company of First Mid Bank & Trust, First Mid Insurance Group, Inc., and First Mid Wealth Management Co. First Mid is a $7.7 billion community-focused organization that provides a full-suite of financial services including banking, insurance, wealth management, brokerage, and ag services through a sizeable network of locations throughout Illinois, Missouri, Texas, and Wisconsin, and a loan production office in the greater Indianapolis area. More information about the Company is available on their website at www.firstmid.com.

First Mid Bancshares, Inc. is the parent company of First Mid Bank & Trust, First Mid Insurance Group, Inc., and First Mid Wealth Management Co. First Mid is a $7.7 billion community-focused organization that provides a full-suite of financial services including banking, insurance, wealth management, brokerage, and ag services through a sizeable network of locations throughout Illinois, Missouri, Texas, and Wisconsin, and a loan production office in the greater Indianapolis area. More information about the Company is available on their website at www.firstmid.com.

First Mid Bank & Trust, the oldest national bank in Illinois, has proudly served communities since its chartering in 1865. Recognized as one of the nation’s top-performing banks, First Mid was recently named by Forbes among America’s Best Banks (#33) and the Best Banks in Illinois (#2). The bank has also earned a five-star rating from Bauer Financial, been ranked among the Top 100 Community Banks by S&P Global Market Intelligence and has received the Small Business Administration’s Central/Southern Illinois Community Lender of the Year award from the Illinois District Office for multiple consecutive years.

First Mid has a strong team of over 1,200 employees who take great pride in the company, their work, and their ability to serve their customers, just like us. Investing in the communities it serves has long been a hallmark of First Mid and is embedded in the company’s core values.

Now that we have announced, what happens next?

For customers, until the transaction is complete, it’s business as usual at Two Rivers. All our customers will receive a letter letting them know about this announcement and our continued commitment to care for their financial needs. We know customers may have questions about this change; therefore, we’ve prepared a helpful Q&A that may be provided for them.

For employees, it will be business as usual, delivering the same professional service to our customers, internal and external, as we have in the past. Over the next few months, work will begin to integrate our two organizations. The closing of this transaction is anticipated by Q1 2026, with a system conversion occurring in Q2. A conversion team, with representatives from both banks, will be put in place very soon.

How will our customers be notified?

A press release was issued on October 30, 2025. In addition, we will begin personally reaching out to our larger customers immediately. We also plan to mail letters to our customers announcing the merger.

What should I say when customers ask me about the merger?

We will provide all employees with a document of frequently asked questions for our customers. Please familiarize yourself with this document to the best of your ability. Please assure customers we will continue to serve them as we have in the past and we will communicate with them as any changes occur.

What if someone from the media contacts me?

Only authorized Two Rivers personnel are permitted to comment to the media. Please refer all media inquiries to Shane Zimmerman, 319-753-9163, szimmerman@tworivers.bank or First Mid Contact: Stephanie Meier, SVP Senior Director of Marketing, 815.742.5072 or Stephanie.Meier@FirstMid.com

Will our branch hours be changing?

We do not anticipate any immediate change in our hours. If there are changes of any kind in the future, we will share that information with our employees and customers well in advance.

Will any branches be closing?

First Mid’s branch network is complementary with the Two Rivers branch network. We do not anticipate any branch closings.

Will our name change?

Yes, the name will be changed to First Mid Bank & Trust when the banks merge in Q2 2026.

Will this change our commitment to our communities?

First Mid shares our commitment to community investment and community service. First Mid employees are encouraged and empowered to volunteer their time in the community, including paid time off to volunteer, and they donate thousands of volunteer hours every year.

Will this impact my job?

You will see no immediate impact on day-to-day operations because of today’s announcement. It is important to remember that until the transaction is completed, Two Rivers will continue to operate as is, and it’s business as usual. There will be many details to work through as this transaction proceeds. Staffing needs will be evaluated over the next few months, and we will provide answers to further questions as soon as decisions are made. Our values align and there will be good people working hard to learn how we each do business. We’ll be working together to maximize our opportunities in the future.

Will people lose their jobs as a result of combining our banks?

It is simply too early in the process to speculate about individual roles and positions. There will be some reorganization as we evaluate our two organizations and review staffing levels to determine what appropriate levels are, but none of those decisions have been made yet. Our pledge to you is that we will communicate all employment decisions privately as soon as reasonably possible, after you’ve had an opportunity to meet with the First Mid team.

What will happen to my benefits (Medical, Dental, Vision, 401(k), Vacation, Sick Time, etc.)?

All employee benefits will continue to be provided by Two Rivers until the actual closing date of the transaction. We understand the importance of this area and will give it the consideration it requires. Any changes will be communicated in advance to give employees time for consideration and personal decisions.

How does this announcement affect incentive plans?

Today’s announcement does not impact Two Rivers employees’ 2025 personal goals and incentive plans. We will remain independent until the transaction closes, which is anticipated to occur in Q1 2026. Accordingly, we will continue to monitor and measure our performance against our initiatives and goals.

I have vacation time scheduled; will I still be able to take it?

It is business as usual currently. All vacations are subject to the regular approval process by your supervisor.

Will I start over as a new employee or do I keep my seniority that I have with Two Rivers?

Your prior years of service with Two Rivers will transfer over with you to First Mid.

Who should I contact if I have additional questions?

We understand this is not a comprehensive list of questions you may have. Please reach out to your supervisor first with any additional questions. Otherwise, you may send your questions to Rhonda Carlston or email your questions to mergerquestions@trfgia.com. Questions will be compiled, and answers provided periodically. Please know that we won’t have the answer to many questions at this early point in the transaction, as most answers will come nearer to closing, but know that we will get you correct information as soon as possible.

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid and Two Rivers, such as discussions of First Mid’s and Two Rivers’ pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Two Rivers, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Two Rivers will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Two Rivers with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Two Rivers; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Two Rivers’ loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Two Rivers; accounting principles, policies and guidelines; the ability to complete the proposed transactions or any of the other foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Two Rivers that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Two Rivers. Investors in Two Rivers are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Two Rivers upon written request to Two Rivers Financial Group, Inc., 222 North Main, Burlington, IA 52601, Attention: Frank J. Delaney, Chair & Interim CEO. A final proxy statement/prospectus will be mailed to the shareholders of Two Rivers.

Participants in the Solicitation

First Mid and Two Rivers, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 18, 2025. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.